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                           EXHIBIT 5





                       November 13, 1996




First Empire State Corporation
One M&T Plaza
Buffalo, New York  14240

Ladies and Gentlemen:

    Reference is made to the Registration Statement on Form S-8
("Registration Statement") of First Empire State Corporation (the
"Corporation") related to the registration of 100,000 shares of the Corporation's common stock, par value $5.00 per share ("Common Stock"), which are to be offered or sold pursuant to the First Empire State Corporation Retirement Savings Plan and Trust ("Plan").

    I have been requested to furnish an opinion to be included as Exhibit 5 to the Registration Statement. In conjunction with the furnishing of this opinion, I have examined such corporate documents and have made such investigation of matters of fact and law as I have deemed necessary to render this opinion.

    Based upon such examination and investigation, and upon the assumption that there will be no material changes in the documents examined and matters investigated, I am of the opinion that the 100,000 shares of Common Stock referred to above have been duly authorized by the Corporation and that, when issued in accordance with the terms of the Plan, and for consideration of not less than $5.00 per share, will be validly issued, fully paid and nonassessable.

    My opinion is rendered as of the date hereof and its applicability at future dates is conditioned upon the nonoccurrence of any event which would affect the validity of any issuance and sale of Common Stock under the Plan.

    I consent to the filing of this opinion as Exhibit 5 to the Registration Statement.

                                          Very truly yours

                                          /s/ Richard A. Lammert

                                          Richard A. Lammert, Esq.
                                          Senior Vice President,
                                          General Counsel & Secretary